

July 19, 2013

Robert B. Ladd
Chief Executive Officer
MGT Capital Investments, Inc.
500 Mamaroneck Avenue, Suite 204
Harrison, NY 10528

>   **Re: MGT Capital Investments, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed July 12, 2013**
>   **File No. 001-32698**

Dear Mr. Ladd:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal IV: Approval to Issue Certain Shares of Common Stock, page 30

1.   This proposal, which is presented in a single, dense paragraph, requires significant revision. Please revise your disclosure to present in an easy to understand format all of the information necessary for shareholders to make an informed decision about your proposal. Please revise to briefly describe the NYSE Market rule that requires you to seek a stockholder vote to approve the issuance of common stock to your warrant holders, and the exchange and modification of their warrants. Your revised disclosure should also quantify the aggregate number or percentage of shares, presumably exceeding the NYSE 20% threshold, that could be issued as a result of this transaction.

2.   Please revise to clearly describe the modifications to the warrants that require the issuance of 162,460 shares of common stock. Explain how these modifications resulted in the ability to treat these warrants as equity for financial statement purposes and quantify the impact, if any, of these changes.

3.   Please advise us why the approval of the issuance of shares related to the modification of your warrants is not a separate matter to be voted upon apart from the approval of shares to be issued for the cancellation of warrants. Refer to Rule 14a-4(a)(3).

4.   Since your proposed transaction appears to involve the exchange of securities, please revise to provide the disclosure required by Items 12 and 13(a) of Schedule 14A. Refer to Item 13(b) and (c) of Schedule 14A regarding how you may satisfy the Item 13 financial information obligation by delivering an annual report to your stockholders along with your proxy statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or, in his absence, the undersigned at (202) 551-3457 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
         Arthur Marcus, Esq.
         Sichenzia Ross Friedman Ference LLP